08002276

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

14th April 2008

SUPPL

SEC Mail Processing
Section
APR 28 2008
Washington, DC
111

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 1 April 2008 and Interim Report 2007/2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAY 06 2008
THOMSON REUTERS

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement made by the Company on 1 November 2007 in relation to, inter alia, the re-designation of Mr Ho Hau Hay, Hamilton as independent non-executive director of the Company.

Reference is made to the announcement made by New World Development Company Limited (the "Company") on 1 November 2007 in relation to, inter alia, the re-designation of Mr Ho Hau Hay, Hamilton ("Mr Ho") as independent non-executive director of the Company (the "Re-designated Appointment"). This announcement is to disclose why Mr Ho is considered to be independent by the Company.

At the time of and since his appointment as non-executive director of the Company, Mr Ho was not and has not been connected with any directors, senior management, or substantial or controlling shareholders of the Company or subsidiaries of the Company. Moreover, as Mr Ho had not held, does not and will not hold any position or title in the Company other than as a non-executive director, he would not have been involved and will not be involved in the day-to-day management or operation of the Company or its subsidiaries. Furthermore, as a non-executive director, Mr Ho has carried out same basic duties as those of an independent non-executive director, with the exception that he was not required to take up the additional responsibilities of independent non-executive directors pursuant to the Listing Rules and other applicable regulations.

Prior to the Re-designated Appointment, the Company had considered the factors set out in Rule 3.13 of the Listing Rules. As Mr Ho had been appointed non-executive director of the Company since 30 August 2004 up to 30 October 2007, the Re-designated Appointment fell within one of the factors under Rule 3.13 that The Stock Exchange of Hong Kong Limited would take into account when assessing the independence of a non-executive director.

However, for reasons stated above, it is in the opinion of the Company that the mere failure of meeting the requirement in Rule 3.13(7) of the Listing Rules, i.e. the fact that Mr Ho was a non-executive director of the Company during the two years immediately preceding the Re-designated Appointment, would not affect the exercising of independent judgement by Mr Ho in carrying out his duties as independent non-executive director of the Company.

Therefore, Mr Ho is considered to be independent by the Company.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 1 April 2008

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David , Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord Sandberg, Michael, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas; and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION

INCREASE IN REGISTERED CAPITAL OF HUNAN SUCCESS NEW CENTURY INVESTMENT COMPANY LIMITED

The respective boards of directors of NWD and NWC announced that Silver World, an indirect wholly-owned subsidiary of NWC, entered into the JV Contract with Hainan Zhonghong which provided for the increase in the registered capital of Hunan Success, a company in which Silver World and Hainan Zhonghong have 90% and 10% beneficial interest, respectively.

Owing to the fact that Hainan Zhonghong is a substantial shareholder of certain subsidiaries of NWC and hence is a connected person of NWC within the meaning of the Listing Rules, the entering into the JV Contract therefore constitutes a connected transaction of NWC under the Listing Rules. At the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into the JV Contract by Silver World also constitutes a connected transaction of NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the capital contribution to be made by Silver World to Hunan Success is more than 0.1% but less than 2.5% for each of NWD and NWC, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules so far as each of NWD and NWC is concerned. Relevant details of the transaction will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

The respective boards of directors of NWD and NWC announced that on 1st April 2008, Silver World, an indirect wholly-owned subsidiary of NWC, entered into the JV Contract with Hainan Zhonghong which provided for the increase in the registered capital of Hunan Success, a company in which Silver World and Hainan Zhonghong have 90% and 10% beneficial interest, respectively.

THE JV CONTRACT

Date :

1st April 2008

Parties :

(1) Silver World, an indirect wholly-owned subsidiary of NWC; and
(2) Hainan Zhonghong

Principal terms :

Pursuant to the JV Contract, the registered capital of Hunan Success will be increased from RMB250,000,000 (equivalent to approximately HK$277,777,778) to RMB680,000,000 (equivalent to approximately HK$755,555,556). Silver World and Hainan Zhonghong will contribute RMB387,000,000 (equivalent to approximately HK$430,000,000) and RMB43,000,000 (equivalent to approximately HK$47,777,778), respectively to the additional registered capital of Hunan Success, in proportion to their respective beneficial interest in Hunan Success.

The increase in registered capital of Hunan Success is subject to the approval from relevant government authority and if such approval is obtained, the additional registered capital will be paid up as to 20% within three months after the issue of a business licence to Hunan Success reflecting the increase in the registered capital and the balance will be paid up within one year. It will normally take about two months for the issue of business licence after an application has been made for an increase in registered capital.

Upon completion of the capital increase, the registered capital of Hunan Success will be increased to the amount of RMB680,000,000 (equivalent to approximately HK$755,555,556), of which Silver World will be interested in RMB612,000,000 (equivalent to approximately HK$680,000,000) or 90% and Hainan Zhonghong will be interested in RMB68,000,000 (equivalent to HK$75,555,556) or 10%. Hunan Success will continue to be accounted for as a subsidiary of NWD and NWC.

The amount to be paid up in cash by Silver World pursuant to the JV contract will be financed by the internal resources of NWC.

REASONS FOR THE TRANSACTION

The additional capital of Hunan Success will be utilized to finance the development costs of a new land improvement project undertaken by Hunan Success which involves the demolition of existing structures, settlement of and compensation for inhabitants, construction of road and basic infrastructure in respect of the Land.

The directors of NWD and NWC (including their respective independent non-executive directors) believe that it is in the interest of NWD and NWC to fund the additional capital requirement of Hunan Success by entering into the JV Contract which are on normal commercial terms, fair and reasonable and in the interests of the respective shareholders of NWD and NWC as a whole.

INFORMATION RELATING TO NWD, NWC AND SILVER WORLD

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

NWC is principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

The sole business of Silver World is the holding of 90% equity interest in Hunan Success.

INFORMATION RELATING TO HAINAN ZHONGHONG

Hainan Zhonghong is principally engaged in the property development and investment business in the PRC.

CONNECTED PERSON

Hainan Zhonghong is a connected person of NWC by virtue of its holding of 10% interest in Hunan Success, 30% interest in 新世界中泓地產有限公司 (New World Zhonghong Property Co., Ltd. *), an indirect 70% owned subsidiary of NWC, and 20% interest in 長沙香湘海房地產開發有限公司 (Changsha Xiangxianghai Housing Development Co., Ltd.*), an indirect 80% owned subsidiary of NWC. Accordingly, the entering into the JV Contract constitutes a connected transaction of NWC pursuant to the Listing Rules. At the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into the JV Contract by Silver World also constitutes a connected transaction of NWD.

As the applicable percentage ratio (as defined under Rule 14A.10 of the Listing Rules) in respect of the capital contribution to be made by Silver World to Hunan Success is more than 0.1% but less than 2.5% for each of NWD and NWC, the transaction is only subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement so far as each of NWD and NWC is concerned. Relevant details of the transaction will also be included in the next published annual report and accounts of NWD and NWC in accordance with Rule 14A.45 of the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Hainan Zhonghong"	海南中泓投資有限公司 (Hainan Zhonghong Investments Company Limited*), a company incorporated in the PRC with limited liability
"Hunan Success"	湖南成功新世紀投資有限公司 (Hunan Success New Century Investment Company Limited*), a company incorporated in the PRC with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"JV Contract"	the new joint venture contract dated 1st April 2008 in respect of Hunan Success to be entered into between Silver World and Hainan Zhonghong
"Land"	the land located to the south of Laodong East Road, to the north of Ya Tang Chong Road/Zhi Road San, to the west of Wan Jia Li Road, to the east of Dong Er Huan Road, Changsha City, Hunan Province, the PRC with a total site area of approximately 1,200 mu (equivalent to approximately 799,997 square metres) available for development upon completion of the land improvement project
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Silver World"	Silver World H. K. Development Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of NWC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 1st April 2008

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWC comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

* *for identification purposes only*

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB0.90 = HK$1.00.

New World Development Company Limited
(Stock Code: 0017)








Interim Report
2007/2008




Contents

Financial Highlights

	Unaudited Six months ended 31 December		
	2007	2006	**Increase**
	HK$m	HK$m	**%**
Turnover	**13,055.7**	10,716.8	21.8
Operating profit before financing costs and income	**6,008.2**	1,491.1	302.9
Fair value changes on investment properties	**2,123.9**	607.2	249.8
Share of results of jointly controlled entities and associated companies	**2,326.8**	1,298.0	79.3
Profit attributable to shareholders of the Company	**5,644.8**	1,362.7	314.2
Net cash generated from operating activities	**4,044.0**	392.3	930.8

	As at 31 December 2007	As at 30 June 2007	**Increase/ (Decrease)**
	HK$m	HK$m	**%**
Shareholders' funds	**66,807.3**	60,487.6	10.4
Cash and bank balances	**14,492.3**	15,400.1	(5.9)
Gross debt	**35,914.7**	39,478.1	(9.0)
Net debt	**21,422.4**	24,077.9	(11.0)
Net gearing ratio (%)	**24.4**	30.7	(6.3)

Chairman's Statement

To Our Shareholders,

In the past year, the Hong Kong economy gathered strong momentum. Lots of industries experienced plentiful harvest. GDP increased by 6.3%, marking a growth rate over and above the 10-year trend. The latest unemployment rate dropped to 3.3%, the lowest since the first quarter of 1998.

The continued economic growth was actually bolstered by the vibrant economy of the country and the great support of the Central Government. In 2008, a leading global event — the Games of the XXIX Olympiad will be held in Beijing. We have to seize the moment and the business opportunities created by the Olympic Games by further enhancing our economic integration with Mainland China, so as to reinforce our leading position as the finance, business and trading, services and tourism hub of the region.

In less than 150 days, the Beijing Olympic Games will bring in great pride for the Chinese people when the nation becomes the focus of the whole world. China is ready for the opening of the Games. In fact, the key to a successful Olympic Games which accomplishes worldwide harmony by narrowing down the gap between China and the rest of the world is to have the unity and unfailing support of its people who strive for excellence in every detail and bring our unity and hospitality into full play.

New World Group has established its presence in Hong Kong for more than 30 years. The Group's long-term commitment to excellence and advancement has been reliant upon our staff members' steadfast belief and positive attitude in working together and providing our customers with products and services of the highest quality. We value team spirit and hope to find in every one of them a sense of pride for being a member of the New World Group.

On the other hand, Beijing Olympic Games has another deeper social meaning to Hong Kong, a co-host city of the event. Apart from making the most of this valuable opportunity by instilling optimistic, hard-fought sportsmanship into our younger generation, we also have to further enhance their concerns about the motherland and understanding of its development so as to nurture them as the future pillars of society.

This corresponds to the philosophy of the New World Group as we are committed to social contribution and in particular care about the development of young people. Since the launch of "New World Young Leaders" last year, we have promoted the exchange between young people from Hong Kong and Mainland China as well as their development by supporting various teenage projects. This year, we will keep up with the spirit of this project by stepping up the promotion of young people development and national education as we share the glory brought to China and Hong Kong by the Beijing Olympic Games. This will serve to develop better understanding of themselves and their motherland, positive values, a sense of responsibilities and love and care for our society. In perpetual pursuit of it, we will be in a position to go global and build a better and more harmonious new world together with our motherland.

Dr Cheng Yu-Tung
Chairman
Hong Kong, 18 March 2008

Managing Director's Report

To Our Shareholders,

For the six months ended 31 December 2007, the Group recorded a turnover of HK$13,055.7 million and profit attributable to shareholders amounted to HK$5,644.8 million, up 22% and 314% respectively. Contributions from recurrent operations such as property sales, rental, infrastructure, service and department store achieved satisfactory growth.

With the strong end-user demand, the property market in Hong Kong is rising up in 2007. The number of transactions in primary and secondary sales in 2007 were up 44% and 51% year-on-year respectively. With the favourable conditions of strong economic growth, low unemployment rate and negative interest rate, the Group expects the Hong Kong residential market will maintain its stable healthy growth in 2008. As an international financial hub plus the strong financial activities happening in town, the office spaces in prime districts of Hong Kong are continuously under strong demand. Our office portfolio in Central and Tsim Sha Tsui are expected to have positive rental reversion in coming months. Meanwhile, the increasing tourist expenditure and rising number of visitors to Hong Kong have benefited both the Group's rental portfolio and hotel operations.

The Group's infrastructure and service arm, NWS Holdings Limited continued to expand its portfolio of large-scale infrastructure projects with enormous potential, including new roads and port in Mainland China. While the Hong Kong Convention and Exhibition Centre Atrium Link Expansion is scheduled to be completed in the first quarter of 2009, Hip Hing Construction has teamed up with Gammon Construction and won the design and construction contract of the new government headquarters at Tamar.

The resilient economic growth and stable increase of average income per capita have cradled the stable growth of real estate market in Mainland China. The Group expects that the middle to high end residential property market still has significant growth potential since demand for such properties will continue to increase as a result of rapid development of the Mainland economy, the corresponding urbanization, income increase, and the improvement in living standard of the urban population. The Group believes that its geographical diversification will alleviate the risks of having too much of its operation concentrated in one particular city or region in Mainland China. Under the backdrop of strong economic growth, the Central Government is expected to continuously release control measures to regulate the market development, alleviate distorted supply-demand imbalance and curb illicit practices. New World China Land, as a long-term and committed developer, is glad to see the market is having a healthy and stable development in the long run.

The Group's department store operation, New World Department Store China Limited ("NWDS"), has been listed in Hong Kong since July 2007. NWDS will continue to benefit from persistent rises GDP and consumption power because of its unique competitive strengths. NWDS have brand recognition and brand equities accumulated over 15 years in the market. NWDS enjoys economy of scale in operations arising from the extensive retail network and established a clear, consistently communicated vision of our own market positioning.

In the last few months, the global financial market was overcast with US sub-prime turmoil. Alongside with the worry of global economic slowdown, the world is facing the risks triggered by the inflation due to the surging commodity prices, especially from crude oil. At the same time, Mainland China is also experiencing the negative effects from domestic inflation, macro-tightening measures and even the most recent snow storms. The Group will keep monitoring the risks affecting our operations and, if necessary, adjust our plans and executions for the best interests of the Group's stakeholders.

Dr Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 March 2008

Business Review

Hong Kong Property Development

During the period under review, the Group's share of property sales amounted to approximately HK$1,709 million, up 146% year-on-year. Harbour Place (海濱南岸) in Hunghom was launched in December 2007 with overwhelming response. In the first half of FY2008, the contribution to the property sales mainly came from the sales of Harbour Place and inventory.

Currently, the Group has a landbank of 2.4 million sq ft GFA for immediate development after the disposal of 35-47 Tsing Yi Road. The Group also has a total of 20 million sq ft of agricultural land reserve pending conversion.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	414,617
Kowloon	1,229,961
New Territories (excluding areas pending agricultural land conversion)	748,483
Total	**2,393,061**

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,449,000	13,048,000
Sha Tin/Tai Po	3,414,000	2,528,000
Fanling	2,260,000	2,260,000
Sai Kung	2,624,000	2,070,000
Tuen Mun	120,000	120,000
Total	**22,867,000**	**20,026,000**

The Group is discussing with the Government on conversion of eight million sq ft agricultural land and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the MTR Corporation.

In the pipeline, the Group will launch four more projects that provide over 1,200 units. They are 42-44 Belcher's Street project in Western District (西環卑路乍街42-44號), the Hanoi Road Redevelopment Project in Tsim Sha Tsui (尖沙咀河內道重建項目), Ma Tin Road project in Yuen Long (元朗馬田路項目) and Block A of Wylie Court in Homantin (何文田衛理苑A座).

Hong Kong Property Investment

During the period under review, the Group's gross rental income in Hong Kong amounted to HK$484 million, up 9% year-on-year. The Group's commercial portfolio was benefited from the growing local economy and the rising tourist number. All key shopping malls under the Group's portfolio maintained the average occupancy over 90% during the period under review.

Hong Kong's buoyant economy has continually created keen demand for office space. Both the occupancies and the rental rates of our office portfolio are expected to be further benefited in the coming months.

The increasing tourism expenditure and rising number of visitors to Hong Kong have enhanced the rental rates in prime tourist areas like Tsim Sha Tsui. The 1.1-million sq ft GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which has a 340,000-sq ft shopping mall with direct access to the Tsim Sha Tsui MTR Station, is scheduled to complete in 2008.

Business Review

Hotels

Overall visitor arrivals to Hong Kong in 2007 reached a record high of 28.17 million, up 11.6% year-on-year. Our hotel operations were benefited from the rising number of travellers to Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel, recorded an average occupancy of 83% and a 14% growth in the room rate achieved during the period under review.

The Group's hotels in Mainland China have a steady growth in contribution. Meanwhile, our four hotels in Southeast Asia achieved a double-digit growth in contribution during the period under review.

To further capture the booming tourist demand, the Group has two hotels in the pipeline in Hong Kong located at Hanoi Road and the MTR University Station. Meanwhile, the Group's two hotels in Wuhan and Dalian are both under construction.

NWS Holdings Limited ("NWS")

Infrastructure

Infrastructure operation recorded a stable segment contribution to the Group. Apart from the energy business, roads, water and ports businesses achieved a strong growth in contribution.

Performance of road and expressway projects within the Pearl River Delta Region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road has increased by 6% during the period under review. Toll income of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) soared by 20% as benefited by the strong economic development of the Pearl River Delta Region. The combined average daily traffic flow of Shenzhen-Huizhou Roadway and Expressway increased by 23% when compared to the same period last year.

Both combined electricity sales and average tariff of Zhujiang Power Plants increased by 3% during the period under review. However, its contribution was dropped mainly because the soaring coal price drove the combined fuel costs increased by 19%. The electricity sales of Macau Power grew satisfactorily by 27% due to the booming economy in Macau.

During the period under review, average daily sales volume of Macau Water Plant increased by 9%. In Mainland China, water sales volume of both Tanggu Water Plant and Chongqing Water Plant grew 8% when compared to the same period last year. Other new projects, such as Changshu Water Plant and Chongqing Tangjiatuo Waste Water Treatment Plant, started the contribution during the period under review.

Xiamen New World Xiangyu Terminals Co., Ltd. reported a 6% volume growth to 403,000 TEUs. Throughput of Tianjin Orient Container Terminals Co., Ltd. grew 5% to 577,000 TEUs after the conversion of the coal berth into container handling facility was completed in February 2007. Throughput of Tianjin Five Continents International Container Terminal Co., Ltd. stood at 1,029,000 TEUs during the period under review. The interest in Xiamen Xinyuan Container Terminal Co., Ltd was sold and realized a gain to NWS during the period under review.

Service

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result for the period under review with 696 events held and serving over 3.3 million guests. Benefited from the growth of the local economy and the Mainland China's market, ATL Logistics Centre recorded a steady profit with average occupancy rate reaching 98% during the period under review.

The significant improvement in operating results of contracting business is due to the gradual improvement of the overall operating environment in Hong Kong and the substantial contribution from Macau. Macau business continued to be encouraging with the potential high yields from the entertainment and property business. It is expected that Macau will continue to be the major profit contributor in the next year.

Taifook Securities achieved excellent results during the period under review. The remarkable achievement can be mainly attributed to an exceptional robust stock market in 2007, while Taifook Securities' solid business foundation and massive client base placed the company in an advantageous position to tap the unprecedented business opportunities that arose. Also benefited from the booming stock market, Tricor Holdings Limited ("Tricor") achieved excellent results with a growth of 30% during the period under review. Tricor had successfully expanded into the Mainland China and Singapore markets following the opening of offices in Shanghai and Beijing and the acquisition of Singapore business.

Citybus Limited and New World First Bus Services Limited reported a significant drop in profits as compared with the same period last year. Surge in fuel price and salaries rise led to a heavy burden to the performance of the bus operation.

New World China Land Limited ("NWCL")

NWCL recorded a profit of HK$919.6 million in the first half of FY2008, up 126% year-on-year. The significant increase in profit was attributable to the improved performance achieved by all three major operations of NWCL, namely property sales, rental operation and hotel operation.

During the period under review, 283,098 sq m were sold to generate RMB2.6 billion cash proceeds. The average gross margin of development projects achieved over 33.5% and average selling price of the sold units was over RMB8,600 per sq m.

New World Department Store China Limited ("NWDS")

NWDS recorded a profit of HK$227.8 million in the first half of FY2008, up 62% year-on-year. The growth was primarily resulted from strong performance of all sources of revenue including commission income from concessionaire sales, sales of goods for direct sales, management fees and rental income, which increased by 23%, 75%, 112% and 33% respectively from the same period of last year.

In the first half of FY2008, NWDS expanded the Shanghai Hongkou Store and opened three new stores in Shanghai Pudong, Anshan and Nanjing. As at 31 December 2007, NWDS operates 31 department stores with a total GFA of approximately 932,180 sq m.

In January 2008, new store at Wuhan Xudong was opened. Meanwhile, the Group plans to open new store in Beijing by the end of 2008.

CSL New World Mobility Group ("CSLNWM")

The Group own 23.6% of the CSLNWM. During the period under review, the contribution from CSLNWM recorded a significant increment.

New World Telecommunications Limited ("NWT")

During the period under review, NWT reported a loss due to intense competition in the fixed-line telecommunications market. NWT is extending its position as a pioneering telecom service provider in Hong Kong. With the establishment of "NW iMedia" in November 2007, NWT will maximize its momentum on search marketing and online advertising service through extensive partnerships with renowned companies.

New World China Enterprises Projects Limited ("NWCEP")

NWCEP focuses on making strategic investments in high growth companies with listing potential. NWCEP invests in companies in Greater China, involving in sectors such as industrial manufacturing, consumer goods production, production management and retail distribution chain stores, etc.

New World TMT Limited

The Group won the PrediWave litigation in December 2006 and recovered from the PrediWave litigations of HK$424.3 million during the six months ended 31 December 2007. As at 31 December 2007, total aggregate recovery from the PrediWave litigation amounted to HK$2,017.9 million.

Outlook

With the strong end-user demand, the property market in Hong Kong has been rising since 2007. The number of transactions in primary and secondary sales in 2007 was up 44% and 51% year-on-year respectively. With the favourable conditions of strong economic growth, low unemployment rate and negative interest rate, the Group expects the Hong Kong residential market will maintain its stable healthy growth in 2008.

As an international financial hub with the strong financial activities happening in town, the office spaces in prime districts of Hong Kong are continuously under strong demand. Our office portfolio in Central and Tsim Sha Tsui is still having positive rental reversion. Meanwhile, the increasing tourist spendings and rising number of visitors to Hong Kong have benefited both the Group's rental portfolio and hotel operations.

The Group's infrastructure and service arm, NWS continued to expand its portfolio of large-scale infrastructure projects with enormous potential, including new roads in Mainland China. NWS also signed a strategic agreement with Xiamen Municipal Government and CMA CGM S.A. to develop Xiamen's Haicang Port into an international transshipment hub. The completed terminal in Kunming was injected by the Chinese partner, China Railway Container Transport Corp., Ltd., in the China Rail Container Terminal joint-venture project as their equity contribution in December 2007. The construction of three new terminals in Qingdao, Zhengzhou and Chongqing was commenced in December 2007 and is expected to be completed in late 2009. The next batch of four new terminals, namely, Wuhan, Xian, Dalian and Chengdu, is scheduled to start construction in mid 2008.

While the HKCEC Atrium Link Expansion is scheduled to be completed in the first quarter of 2009, Hip Hing Construction has teamed up with Gammon Construction and won the design and construction contract of the new government headquarters at Tamar.

In 2007, China achieved an 11.4% GDP growth which was the fifth consecutive year enjoying double-digit growth. The resilient economic growth and stable increase of average income per capita have cradled the stable growth of real estate market in Mainland China. The Group expects that the middle to high end residential property market still has significant growth potential since demand for such properties will continue to increase as a result of rapid development of the Mainland economy, the corresponding urbanization, income increase, and the improvement in living standard of the urban population.

The Group believes that its geographical diversification will alleviate the risks of having too much of its operation concentrated in one particular city or region in Mainland China. Under the backdrop of strong economic growth, the Central Government is expected to continuously release control measures to regulate the market development, alleviate distorted supply-demand imbalance and curb illicit practices. New World China Land, as a long-term and committed developer, is glad to see the market is having a healthy and stable development in the long run.

NWDS will continue to benefit from persistent rises in GDP and consumption power because of its unique competitive strengths. NWDS has brand recognition and brand equities accumulated over 15 years in the market. NWDS enjoys economy of scale in operations arising from the extensive retail network and established a clear, consistently communicated vision of our own market positioning.

In January 2008, the Group opened a new managed department store in Wuhan. Taking into account of another Beijing store to be opened at the end of 2008, the Group will have a total of 33 department stores with its store network covering 18 major cities.

In the last few months, the global financial market was overcast with US sub-prime turmoil. Alongside with the worry of global economic slowdown, the world is facing the risks triggered by the inflation due to the surging commodity prices, especially from crude oil. At the same time, Mainland China is also experiencing the negative effects from domestic inflation, macro-tightening measures and even the most recent snow storms. The Group will keep monitoring the risks affecting our operations and, if necessary, adjust our plans and executions for the best interests of the Group's stakeholders.

Condensed Consolidated Income Statement – Unaudited

	Note	Six months ended 31 December 2007 HK$m	2006 HK$m
Turnover	2	**13,055.7**	10,716.8
Cost of sales		**(9,070.6)**	(7,964.5)
Gross profit		**3,985.1**	2,752.3
Other income		**18.4**	9.4
Other gains, net		**2,483.8**	196.6
Selling and marketing expenses		**(249.4)**	(204.4)
Administrative expenses		**(966.7)**	(644.6)
Other operating expenses		**(1,386.9)**	(1,225.4)
Changes in fair value of investment properties		**2,123.9**	607.2
Operating profit	3	**6,008.2**	1,491.1
Financing income		**795.6**	180.1
Financing costs		**(785.9)**	(552.1)
		6,017.9	1,119.1
Share of results of			
Jointly controlled entities		**1,844.8**	893.1
Associated companies		**482.0**	404.9
Profit before taxation		**8,344.7**	2,417.1
Taxation	4	**(1,089.4)**	(414.2)
Profit for the period		**7,255.3**	2,002.9
Attributable to:			
Shareholders		**5,644.8**	1,362.7
Minority interests		**1,610.5**	640.2
		7,255.3	2,002.9
Dividend		**672.4**	553.8
Earnings per share	5		
Basic		**HK$1.52**	HK$0.37
Diluted		**HK$1.45**	HK$0.37

Condensed Consolidated Balance Sheet – Unaudited

	Note	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
ASSETS			
Non-current assets			
Investment properties		**30,165.3**	26,252.0
Property, plant and equipment		**6,602.4**	5,571.0
Leasehold land and land use rights		**2,967.4**	2,461.9
Intangible assets	*7*	**947.4**	863.0
Interests in jointly controlled entities		**28,303.6**	24,293.5
Interests in associated companies		**10,416.1**	10,340.3
Available-for-sale financial assets	*8*	**5,288.5**	3,719.4
Held-to-maturity investments		**32.8**	32.3
Properties for development		**12,722.2**	11,549.2
Deferred tax assets		**116.6**	108.8
Other non-current assets		**859.1**	1,085.8
		98,421.4	86,277.2
Current assets			
Properties under development		**15,083.4**	13,654.5
Properties for sale		**4,878.1**	5,178.4
Stocks		**384.5**	275.9
Debtors and prepayments	*9*	**18,580.3**	21,023.7
Financial assets at fair value through profit or loss	*10*	**613.0**	246.9
Cash held on behalf of customers		**3,361.9**	2,042.4
Cash and bank balances		**14,454.0**	15,400.1
		57,355.2	57,821.9
Total assets		**155,776.6**	144,099.1

Condensed Consolidated Balance Sheet – Unaudited

	Note	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
EQUITY			
Share capital	*11*	**3,714.3**	3,692.1
Reserves		**62,420.6**	55,867.2
Proposed final dividend		**—**	928.3
Interim dividend		**672.4**	—
Shareholders' funds		**66,807.3**	60,487.6
Minority interests		**21,154.6**	17,996.2
Total equity		**87,961.9**	78,483.8
LIABILITIES			
Non-current liabilities			
Long-term borrowings	*12*	**31,762.3**	28,393.5
Deferred tax liabilities		**4,691.9**	4,106.2
Other non-current liabilities		**405.5**	368.5
		36,859.7	32,868.2
Current liabilities			
Creditors and accrued charges	*13*	**23,132.8**	18,472.2
Current portion of long-term borrowings	*12*	**3,198.7**	4,580.1
Short-term borrowings	*12*	**3,450.3**	8,612.3
Current tax payable		**1,173.2**	1,082.5
		30,955.0	32,747.1
Total liabilities		**67,814.7**	65,615.3
Total equity and liabilities		**155,776.6**	144,099.1
Net current assets		**26,400.2**	25,074.8
Total assets less current liabilities		**124,821.6**	111,352.0

Condensed Consolidated Cash Flow Statement – Unaudited

	Six months ended 31 December	
	2007	2006
	HK$m	HK$m
Net cash generated from operating activities	**4,044.0**	392.3
Net cash used in investing activities	**(801.4)**	(3,652.3)
Net cash (used in)/from financing activities	**(4,436.5)**	3,143.0
Decrease in cash and cash equivalents	**(1,193.9)**	(117.0)
Cash and cash equivalents at beginning of the period	**14,551.3**	6,308.5
Effect of foreign exchange rate changes	**75.4**	173.7
Cash and cash equivalents at end of the period	**13,432.8**	6,365.2
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**13,471.3**	6,458.6
Bank overdrafts	**(38.5)**	(93.4)
	13,432.8	6,365.2

Condensed Consolidated Statement of Changes in Equity – Unaudited

	Share capital HK$m	Reserves HK$m	Shareholders' funds HK$m	Minority interests HK$m	Total equity HK$m
At 1 July 2007	**3,692.1**	**56,795.5**	**60,487.6**	**17,996.2**	**78,483.8**
Change in fair value of available-for-sale financial assets	—	**310.6**	**310.6**	**33.9**	**344.5**
Reclassification of available-for-sale financial assets as an associated company	—	**(104.7)**	**(104.7)**	—	**(104.7)**
Disposal of available-for-sale financial assets	—	**(19.6)**	**(19.6)**	—	**(19.6)**
Release upon disposal of a subsidiary	—	**(41.5)**	**(41.5)**	—	**(41.5)**
Translation difference	—	**930.4**	**930.4**	**311.8**	**1,242.2**
Net income recognised directly in equity	—	**1,075.2**	**1,075.2**	**345.7**	**1,420.9**
Profit for the period	—	**5,644.8**	**5,644.8**	**1,610.5**	**7,255.3**
Total recognised income for the period	—	**6,720.0**	**6,720.0**	**1,956.2**	**8,676.2**
2007 final dividend	—	**(928.3)**	**(928.3)**	—	**(928.3)**
Dividend paid to minority shareholders	—	—	—	**(68.6)**	**(68.6)**
Acquisition of additional interests in subsidiaries	—	—	—	**(48.9)**	**(48.9)**
Acquisition of subsidiaries	—	**92.7**	**92.7**	**75.6**	**168.3**
Effect on deemed disposal of interests in subsidiaries	—	—	—	**1,147.1**	**1,147.1**
Contributions from minority shareholders	—	—	—	**78.6**	**78.6**
Issue of shares as scrip dividend	**20.3**	**362.1**	**382.4**	—	**382.4**
Exercise of share options	**1.9**	**31.9**	**33.8**	—	**33.8**
Recognition of employees' share-based payments	—	**19.1**	**19.1**	**18.4**	**37.5**
At 31 December 2007	**3,714.3**	**63,093.0**	**66,807.3**	**21,154.6**	**87,961.9**
At 1 July 2006	3,639.1	49,636.4	53,275.5	16,089.0	69,364.5
Change in fair value of available-for-sale financial assets	—	161.7	161.7	93.8	255.5
Translation difference	—	449.5	449.5	227.8	677.3
Net income recognised directly in equity	—	611.2	611.2	321.6	932.8
Profit for the period	—	1,362.7	1,362.7	640.2	2,002.9
Total recognised income for the period	—	1,973.9	1,973.9	961.8	2,935.7
2006 final dividend	—	(732.8)	(732.8)	—	(732.8)
Dividend paid to minority shareholders	—	—	—	(219.4)	(219.4)
Acquisition of additional interests in subsidiaries	—	—	—	(335.7)	(335.7)
Effect on deemed disposal of interests in subsidiaries	—	—	—	364.3	364.3
Contributions from minority shareholders	—	—	—	20.4	20.4
Conversion of convertible bonds, net of taxation	—	(13.3)	(13.3)	(10.6)	(23.9)
Issue of shares as scrip dividend	24.8	252.7	277.5	—	277.5
Recognition of employees' share-based payments	—	1.1	1.1	0.5	1.6
At 31 December 2006	3,663.9	51,118.0	54,781.9	16,870.3	71,652.2

Notes to Condensed Accounts

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The Interim Financial Statements should be read in conjunction with the 2007 annual financial statements.

The accounting policies and methods of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2007 annual financial statements.

For the six months ended 31 December 2007, the Group has adopted the following new standard, amendment to standard and interpretations which are relevant to the Group's operations and are mandatory for the financial year ending 30 June 2008:

HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions

The adoption of these new standard, amendment and interpretations does not have any significant impact on the results and financial position or changes in the accounting policies of the Group. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures in the annual financial statements.

The following new or revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which the Group has not yet adopted:

Effective for the year ending 30 June 2009

HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 — The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Effective for the year ending 30 June 2010

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments

The Group has already commenced an assessment of the impact of adopting these new or revised standards and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

2. Segment information

The Group is organised into property investment, property development, service (including contracting, facilities, financial services and other services), infrastructure, telecommunications, department stores, hotel operations and others (including media and technology businesses) segments.

(a) Primary reporting format — business segments

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2007										
External	682.0	1,206.3	7,936.4	156.9	480.8	1,123.1	1,264.0	206.2	—	13,055.7
Inter-segment	99.2	—	1,338.8	—	33.5	—	—	19.7	(1,491.2)	—
Turnover	781.2	1,206.3	9,275.2	156.9	514.3	1,123.1	1,264.0	225.9	(1,491.2)	13,055.7
Segment results	431.7	140.4	609.5	53.6	(44.5)	188.9	295.7	13.2	—	1,688.5
Other gains	0.2	220.9	107.0	143.7	2.4	1,613.6	—	396.0	—	2,483.8
Changes in fair value of investment properties										2,123.9
Unallocated corporate expenses										(288.0)
Operating profit										6,008.2
Financing income										795.6
Financing costs										(785.9)
										6,017.9
Share of results of										
Jointly controlled entities	195.5	964.1	150.6	440.2	—	—	29.9	64.5	—	1,844.8
Associated companies	116.7	22.3	123.0	144.5	76.7	—	(8.6)	7.4	—	482.0
Profit before taxation										8,344.7
Taxation										(1,089.4)
Profit for the period										7,255.3
As at 31 December 2007										
Segment assets	33,243.7	36,208.1	17,106.1	2,085.6	819.1	2,351.5	4,448.9	6,185.0	—	102,448.0
Interests in jointly controlled entities	4,320.7	11,308.6	3,673.0	7,258.5	—	—	1,146.2	596.6	—	28,303.6
Interests in associated companies	2,777.7	1,469.1	1,246.3	2,257.4	2,209.9	—	355.9	99.8	—	10,416.1
Unallocated assets										14,608.9
Total assets										155,776.6
Segment liabilities	795.2	7,202.7	10,111.5	878.3	309.7	2,114.8	1,435.9	690.2	—	23,538.3
Unallocated liabilities										44,276.4
Total liabilities										67,814.7
Six months ended 31 December 2007										
Capital expenditure	959.1	372.6	79.5	—	25.4	214.9	967.3	83.9	—	2,702.7
Depreciation and amortisation	23.9	15.4	62.6	45.9	43.0	71.6	108.1	27.1	—	397.6
Impairment charge and provision	—	—	—	—	—	—	18.9	61.2	—	80.1

2. Segment information *(Continued)*

(a) Primary reporting format — business segments (Continued)

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2006										
External	583.6	1,088.2	6,224.7	152.1	461.5	833.1	1,193.7	179.9	—	10,716.8
Inter-segment	77.3	—	584.1	—	30.2	—	—	—	(691.6)	—
Turnover	660.9	1,088.2	6,808.8	152.1	491.7	833.1	1,193.7	179.9	(691.6)	10,716.8
Segment results	363.7	18.7	230.1	52.6	(58.0)	103.0	302.3	(56.2)	—	956.2
Other gains/ (charge)	8.0	11.2	149.6	—	(16.3)	31.9	(16.6)	28.8	—	196.6
Changes in fair value of investment properties										607.2
Unallocated corporate expenses										(268.9)
Operating profit										1,491.1
Financing income										180.1
Financing costs										(552.1)
										1,119.1
Share of results of										
Jointly controlled entities	153.9	167.4	187.8	358.3	—	—	31.0	(5.3)	—	893.1
Associated companies	77.3	17.1	77.9	170.8	62.5	—	(0.7)	—	—	404.9
Profit before taxation										2,417.1
Taxation										(414.2)
Profit for the period										2,002.9
As at 30 June 2007										
Segment assets	27,486.7	35,755.3	18,609.9	2,155.7	1,598.8	2,414.2	2,161.3	3,774.5	—	93,956.4
Interests in jointly controlled entities	3,768.6	9,471.0	3,382.8	6,222.0	—	—	831.3	617.8	—	24,293.5
Interests in associated companies	2,772.5	1,389.0	1,778.6	1,961.2	2,256.5	—	128.8	53.7	—	10,340.3
Unallocated assets										15,508.9
Total assets										144,099.1
Segment liabilities	406.9	5,811.9	8,483.8	427.3	383.6	1,333.5	747.3	1,246.4	—	18,840.7
Unallocated liabilities										46,774.6
Total liabilities										65,615.3
Six months ended 31 December 2006										
Capital expenditure	172.5	45.7	65.9	—	38.2	135.5	34.2	12.8	—	504.8
Depreciation and amortisation	20.5	74.7	100.0	43.7	43.7	71.6	79.9	16.6	—	450.7
Impairment charge and provision	—	2.2	—	—	—	—	16.7	2.8	—	21.7

2. Segment information *(Continued)*

(b) Secondary reporting format — geographical segments

	Turnover	Capital expenditure	Segment assets
	Six months ended 31 December 2007 HK$m	**Six months ended 31 December 2007 HK$m**	**As at 31 December 2007 HK$m**
Hong Kong and Southeast Asia	**6,547.0**	**326.3**	**68,307.7**
Mainland China	**3,316.2**	**2,376.4**	**32,060.5**
Macau	**3,192.5**	**—**	**1,991.7**
North America	**—**	**—**	**88.1**
	13,055.7	**2,702.7**	**102,448.0**
	Six months ended 31 December 2006 HK$m	Six months ended 31 December 2006 HK$m	As at 30 June 2007 HK$m
Hong Kong and Southeast Asia	5,754.6	166.3	62,798.2
Mainland China	2,962.6	338.5	29,362.1
Macau	1,999.6	—	1,425.6
North America	—	—	370.5
	10,716.8	504.8	93,956.4

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, capital expenditure and segment assets respectively, and have been included in the Hong Kong and Southeast Asia segment.

3. Operating profit

Operating profit of the Group is arrived at after crediting/(charging) the following:

For the six months ended 31 December

	2007 HK$m	2006 HK$m
Dividend income from listed and unlisted investments	**18.4**	9.4
Gain on deemed disposal of interests in subsidiaries	**1,690.5**	144.1
Net profit on disposal of		
Available-for-sale financial assets	**70.9**	3.6
Subsidiaries	**88.4**	31.9
Recovery from PrediWave Companies	**424.3**	—
Excess of fair value of net assets acquired over the cost of acquisition		
Additional interest of subsidiaries	**19.6**	—
Subsidiaries	**125.7**	—
Fair value gain on financial assets through profit or loss	**16.7**	—
Net income from leveraged foreign exchange trading	**2.1**	—
Interest income from margin and other financing of securities business	**225.0**	—
Commission on securities dealing	**482.6**	—
Commission on dealing in futures, options and commodities	**31.9**	—
Commission on dealing in bullion contracts	**3.9**	—
Net profit on futures, options and bullion contracts trading	**10.1**	—
Net profit on foreign exchange contracts trading	**3.1**	—
Exchange gain	**124.8**	46.2
Cost of inventories sold	**(1,844.8)**	(1,189.5)
Depreciation and amortisation	**(397.6)**	(450.7)
Impairment loss on		
Debtors	**(68.4)**	—
Amount due from jointly controlled entities	**(11.7)**	(21.7)
Interest expense for securities broking and margin financing operations	**(150.4)**	—
Dilution loss on deemed disposal of interests in subsidiaries	**(9.9)**	(16.0)

4. Taxation

For the six months ended 31 December

	2007 HK$m	2006 HK$m
Current taxation		
Hong Kong profits tax	**217.0**	120.9
Mainland China and overseas taxation	**388.1**	40.5
Mainland China land appreciation tax	**54.0**	71.1
Deferred taxation		
Valuation of investment properties	**364.1**	134.7
Temporary differences	**66.2**	47.0
	1,089.4	414.2

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 3% to 33% (2006: 3% to 33%). Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2006: 30% to 60%) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land use rights and property development expenditures.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "New CIT Law"), pursuant to which the corporate income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. The New CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxation profit. On 6 December 2007, the State Council approved the Detailed Implementation Regulations for the implementation of the New CIT Law. The New CIT Law has an impact on the deferred income tax assets and liabilities of the Group and accordingly, the amount of deferred taxation as at 31 December 2007 has been determined based on the best estimation of the applicable corporate income tax rates. The Group will continue to evaluate the impact as more detailed regulations on these areas are announced.

Share of taxation of jointly controlled entities and associated companies of HK$672.0 million and HK$104.7 million (2006: HK$157.0 million and HK$90.7 million), respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

5. Earnings per share

The calculation of basic and diluted earnings per share for the period is based on the following:

For the six months ended 31 December

	2007 HK$m	2006 HK$m
Profit attributable to shareholders	**5,644.8**	1,362.7
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**128.2**	—
Adjustment on the effect of dilution in the results of subsidiaries	**(32.9)**	—
Profit for calculation of diluted earnings per share	**5,740.1**	1,362.7

	Number of shares	
	2007	2006
Weighted average number of shares (million) for calculating basic earnings per share	**3,712.2**	3,663.6
Effect of dilutive potential ordinary shares		
Share options	**30.7**	—
Convertible bonds	**224.0**	—
Weighted average number of shares (million) for calculating diluted earnings per share	**3,966.9**	3,663.6

6. Capital expenditure

For the six months ended 31 December 2007, the Group has acquired property, plant and equipment, investment properties and leasehold land and land use rights of HK$2,702.7 million (2006: HK$504.8 million). The Group has disposed of investment properties and property, plant and equipment of net book value of HK$19.3 million (2006: HK$15.6 million).

7. Intangible assets

	Goodwill HK$m	Licences and software HK$m	Trademark and licences HK$m	Development costs HK$m	Total HK$m
Net book value at 1 July 2007	696.8	—	159.3	6.9	863.0
Addition	—	—	—	8.8	8.8
Acquisition of subsidiaries	19.4	—	—	—	19.4
Acquisition of additional interests in subsidiaries	65.4	—	—	—	65.4
Amortisation	—	—	(3.9)	(5.3)	(9.2)
Net book value at 31 December 2007	781.6	—	155.4	10.4	947.4

8. Available-for-sale financial assets

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Listed securities:		
Equity securities listed in Hong Kong	980.6	716.2
Equity securities listed overseas	603.5	387.5
Unlisted securities:		
Equity securities	3,665.4	2,576.7
Debt securities	39.0	39.0
Total	5,288.5	3,719.4
Market value of listed securities	1,584.1	1,103.7

An analysis of the issuers of available-for-sale financial assets is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Equity securities:		
Public sector entities	4,316.7	3,129.4
Bank and other financial institutions	363.9	156.4
Corporate entities	568.9	394.6
Debt securities:		
Public sector entities	29.0	29.0
Corporate entities	10.0	10.0
	5,288.5	3,719.4

9. Trade debtors

Aging analysis of trade debtors is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Current to 30 days	**6,061.0**	10,050.0
31 to 60 days	**284.9**	357.3
Over 60 days	**852.3**	751.2
	7,198.2	11,158.5

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sale proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

The Group has made loans to margin customers for its securities businesses. As at 31 December 2007, such loans amounted to HK$2,816.3 million (30 June 2007: HK$2,205.6 million) are secured by the underlying pledged securities and are interest-bearing. The amount of credit facilities granted to margin customers is determined by the discounted market value of the collateral securities accepted by the Group. As at 31 December 2007, the total market value of securities pledged as collateral in respect of margin customers was HK$17,690.0 million (30 June 2007: HK$15,942.2 million).

10. Financial assets at fair value through profit or loss

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Listed securities:		
Equity securities listed in Hong Kong	**202.0**	111.9
Equity securities listed overseas	**268.8**	9.7
Unlisted securities:		
Equity securities	**74.3**	54.7
Debt securities	**67.9**	70.6
Total	**613.0**	246.9
Market value of listed securities	**470.8**	121.6

The fair values of the listed investments are determined based on the quoted market bid prices available on the relevant exchanges. The fair values of the unlisted investments are determined using financial models, such as discounted cashflow model, and by reference to quoted prices from relevant financial institutions.

An analysis of the issuers of financial assets at fair value through profit or loss is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Equity securities:		
Bank and other financial institutions	**99.1**	73.5
Corporate entities	**446.0**	102.8
Debt securities:		
Bank and other financial institutions	**67.9**	70.6
	613.0	246.9

11. Share capital

	As at 31 December 2007 No. of shares (million)	As at 31 December 2007 HK$m	As at 30 June 2007 No. of shares (million)	As at 30 June 2007 HK$m
Authorised:				
Shares of HK$1.00 each	**10,000.0**	**10,000.0**	10,000.0	10,000.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at beginning of the period	**3,692.1**	**3,692.1**	3,639.1	3,639.1
Issued as scrip dividends *(Note a)*	**20.3**	**20.3**	52.8	52.8
Exercise of share options *(Note b)*	**1.9**	**1.9**	0.2	0.2
Balance at end of the period	**3,714.3**	**3,714.3**	3,692.1	3,692.1

Notes:

(a) *During the six months ended 31 December 2007, 20,263,942 new shares were issued at HK$18.87232 per share for the settlement of 2007 interim dividend.*

(b) *A share option scheme was adopted by the Company on 24 November 2006 (the "Share Option Scheme") which will be valid and effective for a period of ten years from the date of adoption. On 19 March 2007, 136,450,000 share options were granted to directors and certain eligible participants at the exercise price of HK$17.756 per share.*

The directors of the Company (the "Board") may, at their discretion, grant options to any eligible participant as defined under the Share Option Scheme to subscribe for the shares of the Company. The total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10.0% of the share capital of the Company in issue as at 24 November 2006, i.e. 366,388,464 shares.

Movements in number of share options for the six months ended 31 December 2007 were as follows:

	Number of options
At 1 July 2007	**136,220,000**
Exercised	**(1,906,000)**
Lapsed	**(480,000)**
At 31 December 2007	**133,834,000**

12. Borrowings

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Non-current		
Secured bank loans	**13,577.1**	12,393.3
Unsecured bank loans	**12,643.7**	12,371.1
Secured other loans	**3.6**	—
Obligations under finance leases	**0.1**	0.1
	26,224.5	24,764.5
Less: Current portion of long term borrowings	**(3,198.7)**	(4,580.1)
	23,025.8	20,184.4
Convertible bonds	**7,754.6**	7,550.7
Loans from minority shareholders	**981.9**	658.4
	31,762.3	28,393.5
Current		
Short term secured bank loans	**1,063.9**	1,142.9
Short term unsecured bank loans	**806.5**	5,967.9
Other unsecured loans	**65.2**	52.1
Loans from minority shareholders	**1,514.7**	1,449.4
	3,450.3	8,612.3
Current portion of long term borrowings	**3,198.7**	4,580.1
	6,649.0	13,192.4
Total borrowings	**38,411.3**	41,585.9

13. Trade creditors

Aging analysis of trade creditors is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Current to 30 days	**3,023.5**	3,468.1
31 to 60 days	**547.2**	580.2
Over 60 days	**1,855.4**	1,857.1
	5,426.1	5,905.4
Payable arising from securities businesses *(Note)*	**4,305.3**	2,811.4
	9,731.4	8,716.8

Note:

This payable relates to securities, equity options, leveraged foreign exchange, futures, options and bullion contracts transactions and is mainly repayable on demand. No aging analysis is disclosed in respect of this amount as an aging analysis is not meaningful in view of the nature of this business.

14. Maturity profile of assets and liabilities

An analysis of the maturity profile of assets and liabilities of the Group analyzed by the remaining period at the balance sheet date to the contractual maturity date is as follows:

	Repayable on demand HK$m	3 months or less HK$m	1 year or less but over 3 months HK$m	5 years or less but over 1 year HK$m	After 5 years HK$m	Total HK$m
At 31 December 2007						
Assets						
Debt securities:						
Available-for-sale financial assets	—	—	—	39.0	—	39.0
Financial assets at fair value through profit or loss	—	—	52.5	15.4	—	67.9
Advances to customers	2,816.3	—	—	—	—	2,816.3
Cash held on behalf of customers	3,361.9	—	—	—	—	3,361.9
Cash and bank balances	7,218.7	6,268.4	1,005.2	—	—	14,492.3
	13,396.9	6,268.4	1,057.7	54.4	—	20,777.4
Liabilities						
Bank and borrowings from other financial institutions	—	1,606.4	3,504.8	22,254.7	8,525.6	35,891.5
Current, fixed, savings and other deposits of customers	3,932.6	333.3	—	—	—	4,265.9
	3,932.6	1,939.7	3,504.8	22,254.7	8,525.6	40,157.4
At 30 June 2007						
Assets						
Debt securities:						
Available-for-sale financial assets	—	—	—	10.0	29.0	39.0
Financial assets at fair value through profit or loss	—	—	54.6	16.0	—	70.6
Advances to customers	2,205.6	—	—	—	—	2,205.6
Cash held on behalf of customers	2,042.4	—	—	—	—	2,042.4
Cash and bank balances	6,036.0	8,963.8	400.3	—	—	15,400.1
	10,284.0	8,963.8	454.9	26.0	29.0	19,757.7
Liabilities						
Bank and borrowings from other financial institutions	—	7,465.5	4,225.4	7,913.8	19,821.3	39,426.0
Current, fixed, savings and other deposits of customers	2,617.6	95.5	—	—	—	2,713.1
	2,617.6	7,561.0	4,225.4	7,913.8	19,821.3	42,139.1

15. Commitments

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Capital commitments contracted but not provided for		
Property, plant and equipment	627.5	393.8
Jointly controlled entities	2,343.8	1,610.2
Capital contribution for proposed development projects	—	35.8
	2,971.3	2,039.8
Capital commitments authorised but not contracted for		
Property, plant and equipment	54.1	111.9
Capital contribution for proposed development projects	108.0	108.0
	162.1	219.9
The Group's share of capital commitments of the jointly controlled entities not included above are as follows:		
Contracted but not provided for	136.7	911.2
Authorised but not contracted for	189.0	143.6
	325.7	1,054.8

16. Contingent liabilities

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Mortgage facilities for certain purchasers of properties	526.4	398.4
Guarantees for credit facilities granted to		
Associated companies	532.6	522.0
Jointly controlled entities	2,952.3	3,451.6
Investee companies included under available-for-sale financial assets	59.2	59.2
Share of contingent liabilities of jointly controlled entities	181.5	70.6
Indemnity to non-wholly owned subsidiaries for PRC tax liabilities	2,121.0	2,069.1
	6,373.0	6,570.9

The Group is in dispute with a joint venture partner in respect of certain property development projects in the PRC and the parties have taken legal actions against each other in Hong Kong. No statement of claims setting out details of the claims against the Group has been filed.

17. Business combinations

(a) As at 30 June 2007, NWS Holdings Limited ("NWS"), a 55.8% owned subsidiary of the Group, held 50.0% interest in Success Concept Investments Limited ("SCI") which indirectly holds 51.0% equity interest in 廣州市東新高速公路有限公司, a company established in the PRC and owns an expressway in the PRC.

On 30 July 2007, NWS further acquired 30.0% interest in SCI at a consideration of HK$133.6 million. Since then, SCI became a subsidiary company of the Group. The expressway is under construction. Accordingly, SCI has no material contribution to the Group's revenue and net profit since the date of acquisition.

Details of net assets acquired are as follows:

	HK$m
Purchase consideration:	
Cash paid	104.3
Account payable	29.3
Direct costs relating to the acquisition	2.5
Total purchase consideration	136.1
Fair value of net assets acquired — shown below	136.1

The assets and liabilities acquired as at the date of acquisition are as follows:

	Fair value HK$m	Acquiree's carrying amount HK$m
Interests in jointly controlled entities	584.8	584.8
Debtors and prepayments	0.9	0.9
Cash and bank balances	1.7	1.7
Creditors and accrued charges	(1.6)	(1.6)
Amount due to minority shareholders	(36.2)	(36.2)
Loan from minority shareholders	(82.0)	(82.0)
	467.6	467.6
Interest held by the Group as a jointly controlled entity	(331.5)	
Net assets acquired	136.1	
Purchase consideration settled in cash		106.8
Cash and bank balances in subsidiary company acquired		(1.7)
Cash outflow on acquisition		105.1

17. Business combinations *(Continued)*

(b) In September 2007, the Group's 64.0% owned subsidiary, New World Hotels Corporation Limited ("NWHC"), acquired additional 50.0% equity interest in Quick Wealth Investments Limited ("Quick Wealth") at a consideration of HK$276.1 million. After the acquisition, NWHC held 100% equity interest in Quick Wealth. The principle underlying investment of Quick Wealth is Beijing, Jing Guang Hotel in Jing Guang Centre, Beijing, PRC.

Details of acquisition of Jing Guang Hotel are as follows:

	HK$m
Purchase consideration	
Cash paid	276.1
Provisional fair value of net assets acquired	297.7
Excess of provisional fair value of net assets acquired over cost of acquisition	(21.6)

The provisional amounts of assets and liabilities acquired as at the date of acquisition are as follows:

	Provisional fair value HK$m	Acquiree's carrying amount HK$m
Leasehold land and land use rights	385.5	8.5
Property, plant and equipment	469.4	539.0
Stocks	5.9	5.9
Debtors and prepayments	5.4	5.4
Cash and bank balances	5.4	5.4
Creditors and accrued charges	(49.8)	(49.8)
Secured bank loan	(304.4)	(304.4)
Loan from minority shareholders	(105.2)	(976.7)
Deferred tax liabilities	(98.4)	(21.6)
	313.8	(788.3)
Minority interests	100.1	
Interest originally held by the Group as a jointly controlled entity	(116.2)	
Net assets acquired	297.7	

The acquired subsidiary contributed HK$18.6 million turnover and contributed a profit of HK$0.8 million for the period since the date of acquisition. If the acquisition had occurred on 1 July 2007, the Group's turnover and profit for the six months under review would have been increased by HK$20.0 million and decreased by HK$6.4 million, respectively.

(c) In September 2007, the Group's 64.0% owned subsidiary, Howell Enterprises Inc. acquired additional 27.5% equity interest in Right Choice International Limited ("Right Choice") at a consideration of HK$228.9 million. After the acquisition, the Group held 65.0% equity interest in Right Choice. The principle underlying investment of Right Choice is the office and apartment in Beijing Jing Guang Centre, Beijing, PRC.

Details of acquisition of the office and apartment in Beijing Jing Guang Centre are as follows:

	HK$m
Purchase consideration	
Cash paid	228.9
Provisional fair value of net assets acquired	223.0
Goodwill	5.9

17. Business combinations *(Continued)*

The provisional amounts of assets and liabilities acquired as at the date of acquisition are as follows:

	Provisional fair value HK$m	Acquiree's carrying amount HK$m
Investment properties	**880.8**	**722.9**
Debtors and prepayments	**65.0**	**65.0**
Cash and bank balances	**2.6**	**2.6**
Loan from minority shareholders	**(276.2)**	**(276.2)**
Deferred tax liabilities	**(39.5)**	**—**
	632.7	**514.3**
Minority interests	**(75.6)**	
Interest originally held by the Group as a jointly controlled entity	**(334.1)**	
Net assets acquired	**223.0**	

The acquired subsidiary contributed HK$9.8 million turnover and contributed a profit of HK$0.6 million for the period under review since the date of acquisition. If the acquisition had occurred on 1 July 2007, the Group's turnover and profit for the six months under review would have been increased by HK$10.8 million and HK$0.7 million, respectively.

18. Related party transactions

In addition to those already disclosed in this interim report, the following is a summary of significant related party transactions during the period carried out in the normal course of the Group's business:

For the six months ended 31 December

	2007 HK$m	2006 HK$m
Transactions with affiliated companies		
Interest income	**423.3**	16.5
Provision of contracting work service	**271.3**	171.8
Transactions with other related parties		
Rental income	**19.0**	15.5
Accounts payable	**99.4**	82.9

These related party transactions were conducted in accordance with the terms as disclosed in the last annual report.

No significant transactions have been entered with the Directors of the Company (being the key management personnel) during the period other than the emoluments paid to them (being the key management personnel compensation).

19. PrediWave litigation

In May 2004, New World TMT Limited ("NWTMT"), a wholly owned subsidiary of the Group, filed complaints to the Superior Court of the States of California for the County of Santa Clara ("the Court") in the United States of America (the "NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, for the recovery of approximately HK$5.4 billion for investments in and loans to the PrediWave Companies, and purchases of goods and services from the PrediWave Companies, on which full provision has been made by the Group in the previous years.

On 27 December 2006, the Court determined against Mr Tony Qu and the PrediWave Companies with damages payable to NWTMT of over US$2.8 billion (approximately HK$21,840.0 million)("the Judgement"), which includes US$2.0 billion (approximately HK$15,600.0 million) in punitive damage. Based on the Judgement, NWTMT sought recovery for the amount awarded from Mr Tony Qu and the PrediWave Companies including their assets. The Group recognised a recovery from the PrediWave litigations of HK$424.3 million during the six months ended 31 December 2007, total aggregate recovery from the PrediWave litigation amounted to HK$2,017.9 million.

Liquidity and Capital Resources

Net Debt

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Consolidated net debt	**21,422.4**	24,077.9
NWS (stock code: 0659)	**4,891.1**	8,438.4
NWCL (stock code: 0917)	**6,086.7**	4,021.2
NWDS (stock code: 0825)	**(3,932.1)**	—
Net debt (exclude listed subsidiaries)	**14,376.7**	11,618.3

On 12 July 2007, the Company completed the spin-off of its department store operations and management business in the People's Republic of China into a separate company, NWDS, whose shares were listed on the Main Board of the Hong Kong Stock Exchange. NWDS issued 467,245,000 shares at HK$5.8 per share, raising net proceeds of HK$2,560.8 million. This put the Group in a better financial position for future expansion in its department store operations.

In respect of the Group's operation in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any material foreign exchange exposure.

As at 31 December 2007, the Group's cash and bank balances stood at HK$14,492.3 million (30 June 2007: HK$15,400.1 million) and the consolidated net debt amounted to HK$21,422.4 million (30 June 2007: HK$24,077.9 million). The net debt to equity ratio was 24.35%, a decrease of 6.33% as compared with 30 June 2007.

The Group's long term borrowing and short term borrowing as at 31 December 2007 were HK$33,979.1 million and HK$1,935.6 million respectively. The maturity of long term borrowing as at 31 December 2007 is as follows:

	HK$m
Within one year	**3,198.7**
In the second year	**7,442.6**
In the third to fifth year	**14,812.2**
After the fifth year	**8,525.6**
	33,979.1

Equity of the Group as at 31 December 2007 increased to HK$87,961.9 million against HK$78,483.8 million as at 30 June 2007.

As at 31 December 2007, the Group's property, plant and equipment, investment properties and leasehold land and land use rights, properties held for development, properties under development, construction in progress, stocks and bank deposits of HK$20,151.9 million (30 June 2007: HK$17,960.7 million) have been pledged as securities for short term and long term loans.

Disclosure Pursuant to Rules 13.20 and 13.22 of the Listing Rules

At 31 December 2007, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") as set out below:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Amounts due by affiliated companies	**17,853.6**	16,011.6
Guarantees given for affiliated companies in respect of banking and other credit facilities	**3,188.1**	3,645.8
Commitments to capital injections and loan contributions	**2,295.1**	2,922.0
	23,336.8	22,579.4

(a) The financial assistance, in aggregate exceeded 8.0% of the Company's total assets as at 31 December 2007.

(b) The advances were unsecured and are interest free except for an aggregate amount of HK$7,060.4 million (30 June 2007: HK$6,167.6 million) which carried interest ranging from 2.0% to 12.0% per annum (30 June 2007: 2.0% to 12.0% per annum). Other than an amount of HK$258.5 million (30 June 2007: HK$269.2 million) which is repayable by instalments up to December 2016, the advances had no fixed repayment terms.

(c) Pursuant to Rule 13.22 of the Listing Rules, a combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 31 December 2007 were presented as follows:

	Combined balance sheet HK$m	**Group's attributable interest HK$m**
Non-current assets	**71,482.4**	**33,583.4**
Current assets	**45,767.0**	**30,165.4**
Current liabilities	**(45,637.3)**	**(32,268.8)**
Total assets less current liabilities	**71,612.1**	**31,480.0**
Non-current liabilities	**(34,066.8)**	**(14,727.3)**
Net assets	**37,545.3**	**16,752.7**

The combined balance sheet of the affiliated companies was prepared by combining their balance sheets, after making adjustments to conform with the Group's significant accounting policies and re-grouping into significant balance sheet classification, as at 31 December 2007.

Other Information

Interim Dividend

The Board has declared an interim dividend for the financial year ending 30 June 2008 in scrip form equivalent to HK$0.18 per share with a cash option to shareholders registered on 17 April 2008.

Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that shareholders be given the option to elect to receive payment in cash of HK$0.18 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 14 May 2008.

Book Close Dates

Book close dates (both days inclusive)	:	11 April 2008 to 17 April 2008
Latest time to lodge transfer with Share Registrars	:	4:00 pm on 10 April 2008
Address of Share Registrars	:	Tricor Tengis Limited 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the six months ended 31 December 2007. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 31 December 2007.

Review of Interim Results

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited interim financial statements for the six months ended 31 December 2007.

Code on Corporate Governance Practices

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 31 December 2007 except for the following deviation:

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 56,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

Model Code for Securities Transactions by Directors

The Group has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard of the Model Code. Having made specific enquiry of all directors, the directors of the Company confirmed that they have complied with the required standard set out in the Model Code during the six months ended 31 December 2007.

Other Information

Investor Communication

The Group highly values investor communication and maintains dialogue with the investment community through site visits, investment forums and overseas roadshows. Our wide embracing activities have allowed the investing public to develop a better understanding of the Group's strategies and development plans. Realising the growing investor interests in our various listed divisions, the Group will continue to enhance corporate transparency.

Corporate Citizenship

The Group is strongly committed to enhance corporate citizenship by encouraging employees to offer volunteer services, employing underprivileged individuals, sharing business expertise and partnering with social service groups.

New World Development Company Limited and its 25 group companies have been awarded the 2007/08 Caring Company Logo by the Hong Kong Council of Social Service. This is to recognise their contribution and outstanding performance in corporate social responsibility.

Employees and Remuneration Policies

The Group has over 56,000 employees at 31 December 2007. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company, NWS, NWCL, NWDS and Taifook Securities Group Limited ("Taifook"), options may be granted to certain directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or NWS and/or NWCL and/or NWDS and/or Taifook.

Directors' Interests in Securities

As at 31 December 2007, the interests of the directors and their associates in shares and underlying shares of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company under section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

(A) Long position in shares

	Number of shares				Approximate
	Personal interests	Spouse interests	Corporate interests	Total	% of shareholding
New World Development Company Limited					
(Ordinary shares of HK$1.00 each)					
Dr Cheng Kar-Shun, Henry	—	300,000	—	300,000	0.01
Dr Sin Wai-Kin, David	4,708,708	47,098	—	4,755,806	0.13
Mr Leung Chi-Kin, Stewart	32,974	—	—	32,974	0.00
Mr Chow Kwai-Cheung	244,527	—	—	244,527	0.01
Mr Ho Hau-Hay, Hamilton	—	—	439,177[(1)]	439,177	0.01
Mr Liang Cheung-Biu, Thomas	5,215	—	—	5,215	0.00

Directors' Interests in Securities *(Continued)*

(A) Long position in shares *(Continued)*

	Number of shares				Approximate
	Personal interests	Spouse interests	Corporate interests	Total	% of shareholding
Dragon Fortune Limited					
(Ordinary shares of US$1.00 each)					
Mr Cheng Kar-Shing, Peter	—	—	15,869[(2)]	15,869	27.41
HH Holdings Corporation					
(Ordinary shares of HK$1.00 each)					
Dr Sin Wai-Kin, David	42,000	—	—	42,000	7.00
Master Services Limited					
(Ordinary shares of US$0.01 each)					
Mr Leung Chi-Kin, Stewart	16,335	—	—	16,335	1.63
Mr Chow Kwai-Cheung	16,335	—	—	16,335	1.63
Mega Choice Holdings Limited					
(Ordinary shares of HK$1.00 each)					
Dr Cheng Kar-Shun, Henry	—	—	3,710[(3)]	3,710	34.61
New World China Land Limited					
(Ordinary shares of HK$0.10 each)					
Dr Cheng Kar-Shun, Henry	12,500,000	1,000,000	52,271,200[(4)]	65,771,200	1.72
Mr Leung Chi-Kin, Stewart	500,000	—	—	500,000	0.01
Mr Chow Kwai-Cheung	650,126	—	—	650,126	0.02
Mr Cheng Chi-Kong, Adrian	110,400	—	760,000[(5)]	870,400	0.02
New World Department Store China Limited					
(Ordinary shares of HK$0.10 each)					
Mr Cheng Chi-Kong, Adrian	—	—	1,107,000[(5)]	1,107,000	0.07
NWS Holdings Limited					
(Ordinary shares of HK$1.00 each)					
Dr Cheng Kar-Shun, Henry	9,179,199	587,000	8,000,000[(4)]	17,766,199	0.88
Dr Sin Wai-Kin, David	3,281	31	16,995,745[(6)]	16,999,057	0.84
Mr Liang Chong-Hou, David	164	—	—	164	0.00
Mr Cheng Kar-Shing, Peter	186,722	—	2,756,391[(7)]	2,943,113	0.15
Mr Leung Chi-Kin, Stewart	3,376,531	—	—	3,376,531	0.17
Mr Chow Kwai-Cheung	207,000	—	—	207,000	0.01
Sun City Holdings Limited					
(Ordinary shares of HK$1.00 each)					
Mr Cheng Kar-Shing, Peter	—	80,000	3,570,000[(8)]	3,650,000	45.63

Directors' Interests in Securities *(Continued)*

(A) Long position in shares *(Continued)*

	Number of shares				Approximate
	Personal interests	Spouse interests	Corporate interests	Total	% of shareholding
Sun Legend Investments Limited					
(Ordinary shares of HK$1.00 each)					
Mr Cheng Kar-Shing, Peter	—	—	500[9]	500	50.00
YE Holdings Corporation					
(Ordinary shares of HK$1.00 each)					
Mr Leung Chi-Kin, Stewart	37,500	—	—	37,500	1.50

Notes:

(1) These shares are beneficially-owned by a company in which Mr Ho Hau-Hay, Hamilton owns 40.0% of its issued share capital.

(2) 4,102 shares are held by a company wholly-owned by Mr Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially-owned by companies which are wholly-owned by Dr Cheng Kar-Shun, Henry.

(4) These shares are beneficially-owned by a company which is wholly-owned by Dr Cheng Kar-Shun, Henry.

(5) These shares are beneficially-owned by a company which is wholly-owned by Mr Cheng Chi-Kong, Adrian.

(6) These shares are beneficially-owned by a company which is jointly-owned by Dr Sin Wai-Kin, David and his spouse.

(7) These shares are beneficially-owned by a company which is wholly-owned by Mr Cheng Kar-Shing, Peter.

(8) These shares are held by a company of which Mr Cheng Kar-Shing, Peter has an indirect interest of 49.58%.

(9) Mr Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interests in Sun City.

(B) Long position in underlying shares — share options

During the six months ended 31 December 2007, certain directors of the Company have interests in share options to subscribe for shares in the Company and certain of its subsidiaries. Details of such interests and movement of share options granted by the Company and its subsidiaries under their respective share option schemes are shown below.

(1) Long position in underlying shares of the Company — share options

Share options granted to directors of the Company

			Number of share options					
Name	Date of grant	Exercisable period *(Note)*	Balance as at 1 July 2007	Granted during the period	Exercised during the period	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
Dato Dr Cheng Yu-Tung	19 March 2007	*(1)*	36,500,000	—	—	—	36,500,000	17.756
Dr Cheng Kar-Shun, Henry	19 March 2007	*(1)*	36,500,000	—	—	—	36,500,000	17.756
Lord Michael Sandberg	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Dr Sin Wai-Kin, David	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Mr Cheng Yue-Pui*	19 March 2007	*(1)*	200,000	—	—	—	200,000	17.756
Mr Liang Chong-Hou, David	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Mr Yeung Ping-Leung, Howard	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Dr Cha Mou-Sing, Payson	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Mr Cheng Kar-Shing, Peter	19 March 2007	*(1)*	200,000	—	—	—	200,000	17.756
		(2)	1,200,000	—	—	—	1,200,000	17.756
Mr Leung Chi-Kin, Stewart	19 March 2007	*(1)*	36,500,000	—	(500,000)[(3)]	—	36,000,000	17.756
Mr Chow Kwai-Cheung	19 March 2007	*(1)*	200,000	—	(200,000)[(4)]	—	—	17.756
		(2)	1,200,000	—	—	—	1,200,000	17.756
Mr Ho Hau-Hay, Hamilton	19 March 2007	*(1)*	200,000	—	—	—	200,000	17.756
Mr Lee Luen-Wai, John	19 March 2007	*(1)*	300,000	—	—	—	300,000	17.756
Mr Liang Cheung-Biu, Thomas	19 March 2007	*(1)*	200,000	—	—	—	200,000	17.756
Mr Cheng Chi-Kong, Adrian	19 March 2007	*(2)*	500,000	—	—	—	500,000	17.756
			115,200,000	—	(700,000)	—	114,500,000	

* *passed away on 19 February 2008*

Notes:

(1) *From 19 March 2007 to 18 March 2012.*

(2) *Divided into 5 tranches exercisable from 19 March 2007, 19 March 2008, 19 March 2009, 19 March 2010 and 19 March 2011 respectively to 18 March 2012.*

(3) *The exercise date was 11 July 2007. On the trading date immediately before the share options were exercised, the closing price per share was HK$19.88.*

(4) *The exercise date was 20 December 2007. On the trading date immediately before the share options were exercised, the closing price per share was HK$26.55.*

(5) *The cash consideration paid by each director for each grant of share options is HK$10.0.*

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(1) Long position in underlying shares of the Company — share options *(Continued)*

Share options granted to other eligible participants

		Number of share options						
Date of grant	Exercisable period *(Note)*	Balance as at 1 July 2007	Granted during the period	Exercised during the period[(2)]	Adjusted during the period	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
19 March 2007	*(1)*	21,020,000	—	(1,206,000)	—	(480,000)	19,334,000	17.756
		21,020,000	—	(1,206,000)	—	(480,000)	19,334,000	

Notes:

(1) Divided into 5 tranches exercisable from 19 March 2007, 19 March 2008, 19 March 2009, 19 March 2010 and 19 March 2011 respectively to 18 March 2012.

(2) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$26.73.

(3) The cash consideration paid by each eligible participant for each grant of share options is HK$10.0.

(2) Long position in underlying shares of New World China Land Limited — share options

Share options granted to directors of the Company

			Number of share options				
Name	Date of grant	Exercisable period *(Note)*	Balance as at 1 July 2007	Granted during the period	Exercised during the period	Balance as at 31 December 2007	Exercise price per share HK$
Mr Cheng Chi-Kong, Adrian	25 July 2006	*(1)*	552,400	—	(110,400)[(2)]	442,000	2.865
			552,400	—	(110,400)	442,000	

Notes:

(1) Divided into 5 tranches exercisable from 26 August 2006, 26 August 2007, 26 August 2008, 26 August 2009 and 26 August 2010 respectively to 25 August 2011.

(2) The exercise date was 23 August 2007. On the trading date immediately before the share options were exercised, the closing price per share was HK$7.1.

(3) The cash consideration paid by Mr Cheng Chi-Kong, Adrian for the grant of share options is HK$10.0.

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(2) Long position in underlying shares of New World China Land Limited — share options *(Continued)*

Share options granted to other eligible participants

Date of grant	Number of share options[1] Balance as at 1 July 2007	Granted during the period[3]	Exercised during the period[4]	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
3 January 2003 to 30 January 2003	124,200	—	—	—	124,200	1.212
12 May 2003 to 6 June 2003	1,351,300	—	(1,140,400)	—	210,900	0.912
28 October 2003 to 22 November 2003	69,000	—	(69,000)	—	—	1.650
25 March 2004 to 21 April 2004	1,161,000	—	(96,800)	—	1,064,200	2.252
18 June 2004 to 15 July 2004	209,600	—	(104,800)	—	104,800	1.650
4 November 2004 to 1 December 2004	171,200	—	—	—	171,200	2.484
22 December 2004 to 18 January 2005	99,400	—	—	—	99,400	2.689
13 July 2005 to 9 August 2005	448,800	—	(16,000)	(164,400)	268,400	2.300
13 July 2005 to 9 August 2005	700,000[2]	—	(700,000)	—	—	2.300
7 November 2005 to 2 December 2005	29,600	—	(9,600)	—	20,000	2.620
28 March 2006 to 24 April 2006	2,885,200	—	(292,000)	—	2,593,200	3.915
28 June 2006 to 26 July 2006	153,200	—	—	(83,200)	70,000	2.865
17 October 2006 to 13 November 2006	530,400	—	(16,000)	—	514,400	3.340
28 December 2006 to 24 January 2007	1,063,600	—	(23,200)	—	1,040,400	4.712
19 March 2007 to 13 April 2007	744,800	—	(9,600)	—	735,200	4.500
14 June 2007 to 11 July 2007	1,408,400	564,000	(50,000)	—	1,922,400	6.710
17 October 2007 to 13 November 2007	—	1,709,200	—	—	1,709,200	8.070
	11,149,700	2,273,200	(2,527,400)	(247,600)	10,647,900	

Notes:

(1) *The share options are exercisable within five years commencing from one month after the dates of grant, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous anniversary years, except otherwise specified in note 2.*

(2) *The share options are exercisable within two years commencing from one month after the dates of grant, provided that the maximum number of share options that can be exercised during each year is 50.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous anniversary year.*

(3) *The closing price per share immediately before 14 June 2007 and 17 October 2007, the dates of offer to grant, was HK$6.68 and HK$8.15, respectively.*

(4) *The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$7.39.*

(5) *The cash consideration paid by each eligible participant for each grant of share options is HK$10.0.*

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(2) Long position in underlying shares of New World China Land Limited — share options *(Continued)*

The fair value of the share options granted during the period with exercise prices per share of HK$6.710 and HK$8.070 are estimated at HK$2.413 and HK$2.92 respectively using the Binomial pricing model. Values are estimated based on the risk-free rate ranging from 4.061% to 4.67% per annum with reference to the rate prevailing on the Exchange Fund Notes, a five-year period historical volatility of ranging from 0.43 to 0.44, assuming dividend yield ranging from 1.2% to 1.33% and an expected option life of five years.

The Binomial pricing model requires input of subjective assumptions such as the expected stock price volatility. Change in the subjective input may materially affect the fair value estimates.

(3) Long position in underlying shares of NWS Holdings Limited — share options

Share options granted to directors of the Company

			Number of share options				
Name	**Date of grant**	**Exercisable period *(Note)***	**Balance as at 1 July 2007**	**Granted during the period**	**Exercised during the period**	**Balance as at 31 December 2007**	**Exercise price per share HK$**
Dr Cheng Kar-Shun, Henry	21 August 2007	*(1)*	—	3,000,000	—	3,000,000	16.20
Mr Leung Chi-Kin, Stewart	21 July 2003	*(2)*	68,820	—	—	68,820	3.711
			68,820	3,000,000	—	3,068,820	

Notes:

(1) 40.0% of the share options are exercisable from 21 August 2008 to 20 August 2012 while the remaining 60.0% of the share options are divided into 3 tranches exercisable from 21 August 2009, 21 August 2010 and 21 August 2011 respectively to 20 August 2012.

(2) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(3) The cash consideration paid by each director for the grant of share options is HK$10.0.

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(3) Long position in underlying shares of NWS Holdings Limited — share options *(Continued)*

Share options granted to other eligible participants

		Number of share options						
Date of grant	Exercisable period *(Note)*	Balance as at 1 July 2007	Granted during the period	Exercised during the period	Adjusted during the period	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
21 July 2003	*(1)*	1,411,347	—	(515,996)[4]	—	—	895,351	3.711
21 August 2007	*(2)*	—	26,694,000[3]	—	—	—	26,694,000	16.20
		1,411,347	26,694,000	(515,996)	—	—	27,589,351	

Notes:

(1) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(2) 40.0% of the share options are exercisable from 21 August 2008 to 20 August 2012 while the remaining 60.0% of the share options are divided into 3 tranches exercisable from 21 August 2009, 21 August 2010 and 21 August 2011 respectively to 20 August 2012.

(3) The closing price per share immediately before 21 August 2007, the date of grant, was HK$15.7.

(4) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$16.932.

(5) The cash consideration paid by each eligible participant for each grant of share options is HK$10.0.

The fair value of the share options granted during the period with exercise price per share of HK$16.20 is estimated at approximately HK$5.23, using the Binomial pricing model. Values are appraised based on the risk-free rate of 4.13% per annum with reference to the rate prevailing on the Hong Kong Government bond, an approximately five-year period historical volatility of 46.52%, assuming dividend yield of 4.9% per annum and an expected option life of five years.

The Binomial pricing model requires input of subjective assumptions such as the expected stock price volatility. Change in the subjective input may materially affect the fair value estimates.

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(4) Long position in underlying shares of New World Department Store China Limited — share options

Share options granted to directors of the Company

Name	Date of grant	Exercisable period *(Note)*	Number of share options: Balance as at 1 July 2007	Granted during the period	Exercised during the period	Balance as at 31 December 2007	Exercise price per share HK$
Dr Cheng Kar-Shun, Henry	27 November 2007	*(1)*	—	1,000,000	—	1,000,000	8.66
Mr Cheng Chi-Kong, Adrian	27 November 2007	*(1)*	—	500,000	—	500,000	8.66
			—	1,500,000	—	1,500,000	

Notes:

(1) Divided into 5 tranches exercisable from 27 November 2008, 27 November 2009, 27 November 2010, 27 November 2011 and 27 November 2012 respectively to 26 November 2013, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary years.

(2) The cash consideration paid by each director for the grant of share options is HK$1.0.

Share options granted to other eligible participants

Date of grant	Exercisable period *(Note)*	Number of share options: Balance as at 1 July 2007	Granted during the period	Exercised during the period	Adjusted during the period	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
27 November 2007	*(1)*	—	18,495,000[2]	—	—	(35,000)	18,460,000	8.66
		—	18,495,000	—	—	(35,000)	18,460,000	

Notes:

(1) Divided into 5 tranches exercisable from 27 November 2008, 27 November 2009, 27 November 2010, 27 November 2011 and 27 November 2012 respectively to 26 November 2013, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary years.

(2) The closing price per share immediately before 27 November 2007, the date of grant, was HK$8.69.

(3) The cash consideration paid by each eligible participant for each grant of share options is HK$1.0.

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(4) Long position in underlying shares of New World Department Store China Limited — share options *(Continued)*

The fair value of the share options granted during the period with exercise price per share of HK$8.66 is estimated at HK$3.0023 using the Binomial pricing model. Value is estimated based on Hong Kong Government bond which will mature in November 2013 and the market yield as of date of grant is 2.92%, a six-year period historical volatility of 40.0% based on the price volatility of the shares of the comparable companies with additional criterion that they must have public trading history of at least six years counted backward from the date of grant, assuming dividend yield at 1.5% per annum based on the market indication from the companies comparable with NWDS and an expected option life of six years.

The Binomial pricing model requires input of subjective assumptions such as the expected stock price volatility. Change in the subjective input may materially affect the fair value estimates.

(5) Long position in underlying shares of Taifook Securities Group Limited ("Taifook") — share options

Share options granted to directors of the Company

During the six months ended 31 December 2007, no share options were granted to directors of the Company under the share option scheme of Taifook.

Share options granted to other eligible participants

		Number of share options						
Date of grant	Exercisable period *(Note)*	Balance as at 1 July 2007	Granted during the period	Exercised during the period	Adjusted during the period	Lapsed during the period	Balance as at 31 December 2007	Exercise price per share HK$
5 September 2003	*(1)*	1,300,000	—	(650,000)[5]	—	—	650,000	1.20
10 February 2006	*(2)*	2,000,000	—	(450,000)[6]	—	—	1,550,000	0.94
1 December 2007	*(3)*	—	28,700,000[4]	—	—	—	28,700,000	6.09
		3,300,000	28,700,000	(1,100,000)	—	—	30,900,000	

Notes:

(1) Exercisable from 5 March 2004 to 4 March 2009.

(2) Exercisable from 10 August 2006 to 9 August 2014.

(3) Exercisable from 1 June 2008 to 31 May 2016.

(4) The closing price per share immediately before 1 December 2007, the date of grant, was HK$5.69.

(5) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$5.63.

(6) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$5.32.

(7) The cash consideration paid by each eligible participant for each grant of share options is HK$1.0.

Directors' Interests in Securities *(Continued)*

(B) Long position in underlying shares — share options *(Continued)*

(5) Long position in underlying shares of Taifook Securities Group Limited ("Taifook") — share options *(Continued)*

The fair value of the share options granted during the period with exercise price per share of HK$6.09 is estimated at HK$0.56 using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the input to the model used:

Dividend yield *(%)*	7.03
Expected volatility *(%)*	43.61
Historical volatility *(%)*	43.61
Risk-free interest rate *(%)*	1.21
Expected life of option *(year)*	1
Weighted average share price *(HK$)*	5.69

The expected life of the options is based on the historical data over the past three years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

Save as disclosed above, as at 31 December 2007, none of the directors, chief executive or any of their associates had or deemed to have any interest or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations as defined in the SFO that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Substantial Shareholders' Interests in Securities

As at 31 December 2007, the interests or short positions of substantial shareholders (as defined in the Listing Rules) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares

Name	Number of shares held Beneficial interests	 Corporate interests	 Total	Approximate % of shareholding
Cheng Yu Tung Family (Holdings) Limited ("CYTFH")[1]	—	1,348,865,983	1,348,865,983	36.32
Centennial Success Limited ("Centennial")[2]	—	1,348,865,983	1,348,865,983	36.32
Chow Tai Fook Enterprises Limited ("CTF")[3]	1,215,127,469	133,738,514	1,348,865,983	36.32

Substantial Shareholders' Interests in Securities *(Continued)*

Notes:

(1) CYTFH holds 51% direct interest in Centennial and is accordingly deemed to have an interest in the shares deemed to be interested by Centennial.

(2) Centennial holds 100% direct interest in CTF and is accordingly deemed to have an interest in the shares interested by or deemed to be interested by CTF.

(3) CTF together with its subsidiaries.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 336 of the SFO as having an interest in 10% or more of the issued share capital of the Company as at 31 December 2007.

Other Persons' Interests in Securities

As at 31 December 2007, the interests or short positions of persons (other than directors or chief executive or substantial shareholders (as defined in the Listing Rules) of the Company) in the shares and underlying shares of the Company as recorded in the register as required to be kept under Section 336 of the SFO were as follows:

Long positions in the shares and underlying shares of the Company

Name	Capacity	Number of shares held	Number of underlying shares held	Total	Approximate % of shareholding
Morgan Stanley	Interest of controlled corporations	227,426,276	—	227,426,276	6.12

Short positions in the shares and underlying shares of the Company

Name	Capacity	Number of shares held	Number of underlying shares held	Total	Approximate % of shareholding
Morgan Stanley	Interest of controlled corporations	110,419,635	—	110,419,635	2.97

Save as disclosed above, there is no other interest recorded in the register that is required to be kept under Section 336 of the SFO as at 31 December 2007.

Corporate Information

Board of Directors

Executive Directors

Dato' Dr Cheng Yu-Tung *(Chairman)*
Dr Cheng Kar-Shun, Henry *(Managing Director)*
Dr Sin Wai-Kin, David
Mr Liang Chong-Hou, David
Mr Leung Chi-Kin, Stewart
Mr Cheng Chi-Kong, Adrian

Non-Executive Directors

Lord Sandberg, Michael
Mr Cheng Kar-Shing, Peter
Mr Chow Kwai-Cheung
Mr Liang Cheung-Biu, Thomas

Independent Non-Executive Directors

Mr Yeung Ping-Leung, Howard
Dr Cha Mou-Sing, Payson *JP*
Mr Cha Mou-Zing, Victor
(alternate director to Dr Cha Mou-Sing, Payson)
Mr Ho Hau-Hay, Hamilton
Mr Lee Luen-Wai, John *JP*

Company Secretary

Mr Leung Chi-Kin, Stewart

Qualified Accountant

Mr Chow Yu-Chun, Alexander

Joint Auditors

PricewaterhouseCoopers
H.C. Watt & Company Limited

Solicitors

Woo, Kwan, Lee & Lo
Kao, Lee & Yip
Vincent T.K. Cheung, Yap & Co
K.C. Yung & Co
Yung, Yu, Yuen & Company

Share Registrars and Transfer Office

Tricor Tengis Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Hong Kong

Registered Office

30/F., New World Tower,
18 Queen's Road Central,
Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673

Principal Bankers

Bank of China
Bank of Communications
Bank of East Asia
BNP Paribas
Calyon
China Merchants Bank
Citibank N.A.
DBS Bank
Hang Seng Bank
Industrial and Commercial Bank of China (Asia) Ltd.
Nanyang Commercial Bank
Sumitomo Mitsui Banking Corporation
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation
The Bank of Tokyo-Mitsubishi UFJ

Stock Code

Hong Kong Stock Exchange 0017
Reuters 0017HK
Bloomberg 17HK

Investor Information

For more information about the Group,
please contact the Corporate Affairs Department at:
New World Development Company Limited
30/F., New World Tower,
18 Queen's Road Central,
Hong Kong
Tel: (852) 2131 6790
Fax: (852) 2810 4673
e-mail: newworld@nwd.com.hk

Website

www.nwd.com.hk

END

New World Development Company Limited
30/F, New World Tower, 18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056 Fax: (852) 2810 4673
www.nwd.com.hk